Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	Predecessor				Successor
	Years Ended December 31,
	2000	2001	2002	2003	2004

Pretax income (loss) from continuing operations (1)	$16,475	$12,216	$17,072	$(1,728)	$(17,924)
Fixed charges	36,688	39,311	41,312	28,597	27,773
Distributed income of equity investees	225	874	—	1,200	1,925
	$53,388	$52,401	$58,384	$28,069	$11,774

Fixed charges:
Interest expense and amortized deferred financing costs	$18,753	$21,107	$21,255	$20,765	$20,412
Estimated interest expense in operating leases	6,015	5,950	9,407	7,832	7,361
Preference security dividend requirements	11,920	12,254	10,650	—	—
Total fixed charges	$36,688	$39,311	$41,312	$28,597	$27,773

Ratio of earnings to fixed charges	1.5	1.3	1.4	1.0	0.4	(2)

(1) Before adjustment for minority interests in consolidated subsidiaries and income(loss) from equity investees.

(2) Defiency in earnings totals $16,000.